FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
January, 2015

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 02 January 2015

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                                     Holding(s) in Company

The trustees of the Leverhulme Trust and the trustees of the Leverhulme Trade Charities Trust comprise the same individuals (together the "Trustees") and in such capacity have held Ordinary shares of 3 1/9p in Unilever PLC ("Ordinary Shares"). The Trustees have held 68,531,182 Ordinary Shares on behalf of the Leverhulme Trust and 2,035,582 Ordinary Shares on behalf of the Leverhulme Trade Charities Trust. Together the Trustees have therefore held 70,566,764 Ordinary Shares amounting to 5.5% of the voting rights in Unilever PLC.

Unilever PLC was informed today that (1) the 'Leverhulme Trust' had changed its legal status and become a charitable incorporated organisation named 'The Leverhulme Trust' and (2) the 'Leverhulme Trade Charities Trust' had changed its legal status and become a charitable incorporated organisation named 'The Leverhulme Trade Charities Trust'.

As a consequence of these changes, we have received notification today that (1) the balance of shares held by the Trustees has reduced to zero and (2) the balance of shares held by the charitable incorporated organisation named 'The Leverhulme Trust' is 68,531,182 shares and (3) the balance of shares held by the charitable incorporated organisation named 'The Leverhulme Trade Charities Trust' is 2,035,582 shares.

The required TR-1 Notifications from both the Trustees and the charitable incorporated organisation named The Leverhulme Trust are provided below.
TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	UNILEVER PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Transfer of shares to a Charitable Incorporated Organisation under a Transfer Agreement agreed by the Charity Commission	Ö
3. Full name of person(s) subject to the notification obligation: iii	The trustees of 'The Leverhulme Trust' and 'The Leverhulme Trade Charities Trust'
4. Full name of shareholder(s) (if different from 3.):iv
Niall William Arthur FitzGerald
Patrick Jean-Pierre Cescau
Paulus Geradus Josephus Maria Polman
Sir James Iain Anderson
in their capacity as trustees of 'The Leverhulme Trust' and 'The Leverhulme Trade Charities Trust'

5. Date of the transaction and date on which the threshold is crossed or reached: v	31 December 2014
6. Date on which issuer notified:	31 December 2014
7. Threshold(s) that is/are crossed or reached: vi, vii	Below 3%.

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares of 3 1/9 pence	70,566,764	70,566,764	0 (zero)	0 (zero)	0 (zero)	0 (zero)	0 (zero)

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
0 (zero)			0 (zero)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Paul Read
15. Contact telephone number:	020 7042 9881

Unilever contact: Tonia Lovell, Group Secretary - 020 7822 5252

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	UNILEVER PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):	Transfer of shares to a Charitable Incorporated Organisation under a Transfer Agreement agreed by the Charity Commission	Ö
3. Full name of person(s) subject to the notification obligation: iii	The Leverhulme Trust (a charitable incorporated organisation)
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	31 December 2014
6. Date on which issuer notified:	31 December 2014
7. Threshold(s) that is/are crossed or reached: vi, vii	Above 5%.

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary Shares of 3 1/9 pence	0 (zero)	0 (zero)	68,531,182	68,531,182	0 (zero)	Above 5%	0 (zero)

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
68,531,182			Above 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Paul Read
15. Contact telephone number:	020 7042 9881

Unilever contact: Tonia Lovell, Group Secretary - 020 7822 5252